Contact

www.linkedin.com/in/matthew-hall-304631b3 (LinkedIn)
midnight-harvest.com (Company)

Top Skills

Public Speaking
Teaching
Training

Matthew Hall

Fungi are the frontier.
Traverse City, Michigan, United States

Summary

I am the founder and grower at Midnight Harvest.

We specialize in morel research and growing morels indoors.

Soon we will be producing morels all year long and opening up the multi-billion industry that once was only left up to nature.

Midnight Harvest was born out of a love for growing food. Living in northern Michigan and wanting to own and operate my own farm mushrooms seemed a great fit for their ability to be grown indoors, year round, and a vertical setting.

We've grown maitake, shiitake, lionsmane, reishi and the last 4 years we've specifically grown shiitake for retail and restaurants.

Now we are pivoting the full morel research to being morel to scale in 2023. Much more to come!

Experience

Midnight Harvest
Owner/Grower
March 2014 - Present (9 years)
Traverse City, MI

Walt Disney World
Marine Mammal Intern
June 2004 - January 2005 (8 months)
Lake Buena Vista, Florida

Marine Mammal Intern | Epcot - Living Seas

Education

Traverse city
Associates science and arts

Michigan State University
Master Gardener, Gardening/Farming · (2012 - 2012)